

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Jason T. Serrano
Chief Executive Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, NY 10016

> **Re: New York Mortgage Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 26, 2024**
> **File No. 333-281046**

Dear Jason T. Serrano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher Green, Esq.